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                                                                    Exhibit 99.1

       Stephen H. Curran - CFO, 781.487.2140 (stephen.curran@primark.com)

               PRIMARK AGREES TO SELL THE YANKEE GROUP TO REUTERS

               SALE PROVIDES CAPITAL FOR PRIMARK'S DEVELOPMENT OF

                       INTERNET AND E-COMMERCE INITIATIVES

WALTHAM, MA, May 9, 2000 - Primark Corporation (NYSE/PCX: PMK) today announced that it has executed an agreement with a subsidiary of Reuters Group plc (NASDAQ: RTRSY) to sell its subsidiary, Yankee Group Research, Inc., for the cash price of $72.5 million. The closing of the transaction, which is subject to regulatory approval under the Hart-Scott-Rodino Anti-Trust Improvements Act, is anticipated within thirty days.

"Given the current conditions in the IPO marketplace, the cash sale of 100% of the Yankee Group is more advantageous than our previously announced plans for an initial public offering of approximately 40% of its equity," stated Joseph E. Kasputys, Primark's chairman and chief executive officer. "The cash from this transaction will support our financial and economic information e-commerce initiatives, which are growing rapidly and producing very encouraging results. Also, the sale positions the Yankee Group with a parent that can fund its continued growth," he added.

"With the sale of TASC to Litton Industries in 1998, the Yankee Group was the only remaining portion of Primark's information technology segment and no longer a part of our core business," said Kasputys. "Primark now consists of business units solely focused on financial and economic information services. Additionally, we see this as a way to unlock shareholder value by maximizing the return on our investment in the Yankee Group," Kasputys concluded.

The sale of the Yankee Group is estimated to result in a pre-tax gain of $35 million, with after-tax cash proceeds of approximately $60 million. Primark intends to use the cash proceeds to further invest in its high growth Internet and e-commerce initiatives within its core business units. A portion of the proceeds will also be used to repay Primark's bank debt.

ABOUT PRIMARK

Primark Corporation (www.primark.com), headquartered in Waltham, Massachusetts, is a $500 million global information services company that collects, integrates and delivers financial, economic and market research information. Through its premier brands such as A-T Financial Information, Baseline, Disclosure, Datastream, Global Access, GlobalTOPIC, MarketEye, WEFA, Worldscope and Vestek, Primark is at the forefront of the international investment information business. Primark serves financial, corporate and government decision-makers in 61 countries through 86 offices in 24 countries. Over 1,000 of Primark's 3,000 employees are engaged in the collection of financial and economic data.

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ABOUT THE YANKEE GROUP

The Yankee Group (www.yankeegroup.com), headquartered in Boston, Massachusetts, is an internationally recognized leader in research and consulting that provides strategic planning, technology and market forecasting services to help clients develop e-business technology initiatives consistent with their core business strategies. Established in 1970 as the industry's first research and advisory services firm, the Yankee Group has built a solid brand worldwide based on its personalized one-to-one client services and penetrating analysis in all areas crucial to e-business success, including electronic commerce, telecommunications, wireless mobile, internet computing, and enterprise applications.

This press release includes statements which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Primark believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause the actual results of Primark to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, (i) the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar and the ability to successfully hedge such risks, (ii) the extent to which Primark seeks growth through acquisitions and the ability to identify and consummate acquisitions on satisfactory terms, (iii) uncertainty regarding the development and market acceptance of new products, (iv) loss of market share through competition, (v) deterioration in economic conditions, particularly in the financial services industry, and (vi) Primark's inability to complete the implementation of its Year 2000 plans on a timely basis.

FOR MORE INFORMATION CONTACT:

Stephen H. Curran            Primark, chief financial officer, 781-487-2140
Vicki Van Mater              Primark, director of corporate communications,
                             703-790-7613

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